Exhibit 99.1

This is a translation of the Swedish original. In case of any discrepancies between this translation and the Swedish original, the latter shall prevail.

Notice to attend the Extra General Meeting of Olink Holding AB (publ)

The shareholders of Olink Holding AB (publ) (the "Company"), reg. no. 559189-7755, are hereby given notice to attend the Extra General Meeting to be held at 4:00 p.m. CEST on Tuesday 6 August 2024, in the Company's facilities at Salagatan 16F, Uppsala. Registration for the meeting commences at 3:30 p.m. CEST.

NOTICE OF PARTICIPATION

Shareholders who wish to attend in the proceedings of the Extra General Meeting must:

•	be entered in the share register kept on behalf of the Company by Euroclear Sweden AB, as of Monday 29 July 2024; and

•	notify the Company's head office at Olink Holding AB (publ), Extra General Meeting 2024, Salagatan 16F, SE-753 30 Uppsala, Sweden or by telephone +46 (0)18 444 39 70 or via e-mail to ir@olink.com no later than Wednesday 31 July 2024. The notification must contain the shareholder's name, social security number (or corporate registration number, as applicable), address, telephone number, the number of shares represented as well as any attending counsel, maximum two.

Personal data obtained from the share register kept by Euroclear Sweden AB, notices and attendance at the meeting and information on representatives, proxies and assistants will be used for registration, preparation of the voting list for the meeting and, where appropriate, the minutes of the meeting. Personal data is handled in accordance with the Data Protection Regulation (European Parliament and Council Regulation (EU) 2016/679). For full information regarding the Company's handling of personal data, please refer to our privacy policy: https://www.olink.com/about-us/integrity-policy/.

To be entitled to participate in the General Meeting a shareholder whose shares are registered in the name of a nominee must, in addition to providing notification of participation at the General Meeting, register its shares in its own name so that the shareholder is recorded in the share register on Monday 29 July 2024. Such registration may be temporary (so-called voting right registration) and is requested with the nominee in accordance with the nominee's procedures and such time in advance as the nominee determines. Voting right registrations completed not later than Wednesday 31 July 2024 are taken into account when preparing the share register.

The Company intends to enable shareholders to participate electronically via link. It should however be noted that such a procedure presupposes that the General Meeting first approves that pre-registered persons participate via link. In the case of participation via link, there is no support for managing the voting register, which means that if participants via link actively want to influence the Extra General Meeting's decisions, this must be done by the shareholder issuing a power of attorney to a person who physically participates in the Extra General Meeting. If there are registered persons on Wednesday 31 July 2024 that wish to participate via link, the Company will send out an invitation with instructions on how to join the Extra General Meeting electronically.

OPPORTUNITY FOR SHAREHOLDERS TO EXERCISE VOTING RIGHTS THROUGH PROXY

Shareholders who do not wish to attend the meeting in person may authorize a proxy to exercise their voting rights. A power of attorney may be issued to the Chairman of the Meeting or another person attending the Extra General Meeting. If the power of attorney is issued to the Chairman of the Meeting, the power of attorney must be combined with a voting instruction so that the Chairman of the Meeting knows how to vote under the various decision points. If the power of attorney is not combined with a voting instruction, the Chairman will not be able to represent the shareholder at the meeting. In other cases, the power of attorney should also be combined with a voting instruction. If participation will be by proxy, the shareholder shall issue a written, signed and dated power of attorney together with any documents verifying authority. Proxies for legal entities must also be accompanied by a certificate of incorporation or equivalent document verifying authority. A copy of the power of attorney, the voting instruction and any certificate of incorporation should, well in advance of the meeting, be sent to the Company at the above address. The original power of attorney shall also be presented at the meeting, as applicable. The Company provides the shareholders with proxy forms as well as blank voting instructions, which can be obtained at the Company's head office or on the Company's website www.investors.olink.com on Tuesday 16 July 2024 at the latest.

This is a translation of the Swedish original. In case of any discrepancies between this translation and the Swedish original, the latter shall prevail.

Note that the possibility of having a proxy exercise the shareholders' voting rights at the Extra General Meeting presupposes that the shareholder has made a notification of participation and is included in the share register in accordance with what is stated above under the heading "Notice of participation". It is thus not sufficient to simply submit a power of attorney.

PROPOSED AGENDA

1.	Opening of the Meeting.

2.	Election of Chairman to preside over the Meeting.

3.	Preparation and approval of voting register.

4.	Approval of the agenda proposed by the Board.

5.	Election of one or two persons to approve the Minutes.

6.	Determination of whether the Meeting has been properly convened.

7.	Determination of the number of Board members.

8.	Determination of fees for the Board of Directors.

9.	Election of Board members and Chairman of the Board of Directors.

10.	Closing of the Meeting.

PROPOSAL BY THE BOARD OF DIRECTORS WITH RESPECT TO RESOLUTION UNDER ITEM 2

Election of chairman at the meeting

The Chairman of the Board, Jon Hindar, is proposed as Chairman to preside over the Meeting.

PROPOSALS WITH RESPECT TO RESOLUTIONS UNDER ITEM 7-9 OF THE AGENDA

Determination of the number of board members, Determination of fees for the Board of Directors, Election of board members and Chairman of the Board of Directors

It is proposed that the Board of Directors shall consist of three (3) Directors without deputies.

This is a translation of the Swedish original. In case of any discrepancies between this translation and the Swedish original, the latter shall prevail.

It is proposed that no renumeration shall be paid to the Board of Directors.

It is proposed that the Extra General Meeting resolves to elect Anthony Smith, Bram Monster and Michel Verhoosel as board members. Further, it is proposed to elect Anthony Smith as Chairman of the Board.

SHARES AND VOTES

The Company has issued a total of 124,739,269 shares. The total number of votes is 124,739,269. This information relates to the conditions at the time of issuing this notice.

SHAREHOLDERS' RIGHT TO REQUEST INFORMATION

Pursuant to Chapter 7, sections 32 and 57 of the Swedish Companies Act (Sw. aktiebolagslagen), the Board of Directors and the CEO are under a duty to, if any shareholder so requests and the Board of Directors deems that it can be made without material damage to the Company, provide information at the Extra General Meeting, regarding circumstances which may affect the assessment of a matter on the agenda. The duty to provide information also includes the Company's relationship with other group companies, the consolidated accounts and such circumstances regarding subsidiaries which are set out in the preceding sentence.

DOCUMENTATION

Proxy form and other documents that shall be available in accordance with the Swedish Companies Act will be available at the Company no later than Tuesday 16 July 2024 and will be sent to shareholders who so request and provide their postal address. These documents will also be available on the Company's website as from the same date.

Uppsala in July 2024

The Board of Directors

Olink Holding AB (publ)